UNITED STATES
SECURITIES AND EXCHANGE C[...]
Washington, D.C. 2054[...]



[...]mber: [...]
[...]eptember 30, 1998
average burden
response . . . 12.00

ANNUAL AUDITED RE[...]
FORM X·17A·5
PART III

03012876

SEC FILE NUMBER

AA 3/7/2003

& 27564

UF36?[...]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Joseph Vincent Delaney*

DBA: J.V. DELANEY & ASSOCIATES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 VIENNA

(No. and Street)

NEWPORT BEACH, CA   92660

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH V. DELANEY   949-720-0063

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER D. FINCH, AN ACCOUNTANCY CORPORATION

(Name — if individual, state last, first, middle name)

PROCESSED

MAR 21 2003

THOMSON FINANCIAL

1929 MAIN STREET, STE. 102, IRVINE , CA 92614

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 8 2003
WASH. D.C. 160

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BSB 17/20

OATH OR AFFIRMATION

I, __JOSEPH V. DELANEY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __J.V. DELANEY & ASSOCIATES_____, as of __DECEMBER 31, 2002____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Sole propt_____
Title

2/26/03

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17c-5(e)(3).

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report) (5-31-87)

PART IIA [12]

3/91 | *(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

J. V. DELANEY & ASSOCIATES [13]

SEC FILE NO.
8-27564 [14]

FIRM ID. NO. [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

20 VIENNA [20]
(No. and Street)

NEWPORT BEACH [21] CA [22] 92660 [23]
(City)   (State)   (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/02 [24]

AND ENDING (MM/DD/YY)
12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH V. DELANEY [30]

(Area Code)—Telephone No.
949 - 720-0063 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26 day of Feb 2003

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

02-010590-J
J. V. DELANEY & ASSOCIATES
JOSEPH VINCENT DELANEY
17 MUIR BEACH CIRCLE
CUT MAR DEL MAR CIRCLE
NA DELANEY CA
92625

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Peter D. Finch, An Accountancy Corporation

| 70 |

ADDRESS	Number and Street	City	State	Zip Code

1929 MAIN ST., SUITE 102, IRVINE, CA 92614

| 71 | 72 | 73 | 74 |

Check One

(X)   Certified Public Accountant | 75 |

( )   Public Accountant | 76 | FOR SEC USE

( )   Accountant not resident in United States or | 77 |
any of its possessions

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.V. DELANEY & ASSOCIATES | N 3 | | 10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 | 99

SEC FILE NO. 8-27564 | 98

ASSETS

Consolidated | 198
Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 13,245	200			$ 13,245	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ _____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ _____ 150						
B. Other securities $ _____ 160						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ _____ 170						
B. Other securities $ _____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ _____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
0. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	14,441	680	14,441	920
Other assets		535	375	735	375	930
TOTAL ASSETS	$	540	$	740	$ 28,061	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.V. DEALANEY & ASSOCIATES   as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
13. Bank loans payable	$ [1045]	$ [1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	1259 [1155]	[1355]	1259 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsider: $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total	
21. Sole proprietorship		$ 26,802	[1770]
22. Partnership (limited partners	$ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			[1792]
C. Additional paid-in capital			[1793]
D. Retained earnings			[1794]
E. Total			[1795]
F. Less capital stock in treasury		( )	[1796]
24. TOTAL OWNERSHIP EQUITY		$ 26,802	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 28,061	[1810]

OMIT PENNIES

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

1/76

ALTERNATIVE FILERS

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.V. DELANEY & ASSOCIATES   as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition. . . . . $ 26,802 | 348

2. Deduct ownership equity not allowable for Net Capital . . . . 19 ( ) | 349

3. Total ownership equity qualified for Net Capital . . . . 26,802 | 350

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital. . . . . | 3520

    B. Other (deductions) or allowable credits (List). . . . . | 3525

5. Total capital and allowable subordinated liabilities. . . . . $ 26,802 | 3530

6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 14,816 | 3540

    B. Secured demand note deficiency. . . . . | 3590

    C. Commodity futures contracts and spot commodities-proprietary capital charges. . . . . | 3600

    D. Other deductions and/or charges. . . . . | 3610   (14,816) | 3620

7. Other additions and/or allowable credits (List). . . . . | 3630

8. Net capital before haircuts on securities positions . . . . 20 $ | 3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):

    A. Contractual securities commitments . . . . $ | 3660

    B. Subordinated securities borrowings. . . . . | 3670

    C. Trading and investment securities:

    1. Exempted securities. . . . . 18 | 3735

    2. Debt securities . . . . | 3733

    3. Options . . . . | 3730

    4. Other securities . . . . | 3734

    D. Undue Concentration . . . . | 3650

    E. Other (List). . . . . | 3736   ( ) | 3740

10. Net Capital . . . . $ 11,986 | 3750

OMIT PENNIES

3/78

BROKER OR DEALER	J.V. DELANEY & ASSOCIATES	as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 84		375
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000		375
13. Net capital requirement (greater of line 11 or 12)	$ 5,000		376
14. Excess net capital (line 10 less 13)	$ 6,986		377
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 11,836		378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 1,259		3790
17. Add:			
A. Drafts for immediate credit .... $		3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $		3810	
C. Other unrecorded amounts (List) .... $		3820 $	3830
19. Total aggregate indebtedness	$ 1,259		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	%		3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $		3880
24. Net capital requirement (greater of line 22 or 23) .... $		3760
25. Excess net capital (line 10 less 24) .... $		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 .... $		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

  1. Minimum dollar net capital requirement, or

  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

J.V. DELANEY & ASSOCIATES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2002

NONCONFIDENTIAL

J.V. DELANEY & ASSOCIATES

CONTENTS

Report of Certified Public Accountant

Financial Statements
    Balance sheet
    Statement of Operations and Proprietor's Capital
    Statement of Cash Flows
    Notes to Financial Statements

Supplementary Information
    Computation of Net Capital

Report of Certified Public Accountant on internal accounting control.

Form X-17A for the twelve months ended December 31, 2002

The Proprietor
J.V. Delaney & Associates
Corona Del Mar, California

We have audited the accompanying balance sheet of J.V. Delaney & Associates (a proprietorship) as of December 31, 2002, and the related statements of operations and proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.V. Delaney & Associates (a proprietorship) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination has been primarily for the purpose of expressing an opinion on the financial statements, taken as a whole. The accompanying additional information is presented for analysis purposes and is not necessary for a fair presentation of the financial information referred to in the preceding paragraph. It has been subjected to the tests and other auditing procedures applied in the examination of the financial statements mentioned above, and in our opinion, is fairly stated in all respects material in relation to the financial statements taken as a whole.

Peter D. Finch,
An Accountancy Corporation

February 25, 2003

J.V. DELANEY & ASSOCIATES

BALANCE SHEET

December 31, 2002

ASSETS

CURRENT ASSETS

Cash	$ 13,245
Prepaid expenses	375
Total current assets	13,620
Furniture and equipment, at cost, less accumulated depreciation of $129,975	14,441
	$ 28,061

LIABILITIES AND PROPRIETOR'S CAPITAL

Accounts payable	$ 1,259
Proprietor's capital	26,802
	$ 28,061

See accompanying notes and accountant's report.

J.V. DELANEY & ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
J.V. Delaney & Associates (the "Company") a proprietorship is a registered broker-dealer acting as an investment banker and financial advisor to public and private companies. The Company's financial statements are presented in accordance with generally accepted accounting principles.

Property and Equipment
Depreciation of furniture and equipment is provided on the straight-line method over the estimated useful lives of the related assets down to a residual salvage value approximating ten percent.

Income taxes
The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

SUPPLEMENTARY INFORMATION

J.V. DELANEY & ASSOCIATES

COMPUTATION OF NET CAPITAL

December 31, 2002

Proprietor's capital	$ 26,802
Less: Non-allowable assets	(14,816)
Net capital before haircuts on exempted investment securities	11,986
Minimum net capital requirement	(5,000)
Excess net capital	$ 6,986

The above computation agrees with computation filed by the proprietor from Par IIA on Form X-17A-5.

Peter D. Finch
An Accountancy Corporation

The Proprietor
J.V. Delaney & Associates
Corona Del Mar, California

We have examined the financial statements of J.V. Delaney & Associates (a proprietorship) for the year ended December 31, 2002, and have issued our report thereon dated February 26, 2002.

Our examination was made in accordance with generally accepted auditing standards and as part of our audit to assist us in planning and performing our examination, we made a study and evaluation of the internal accounting controls of J.V. Delaney & Associates. That study and evaluation was limited to a preliminary review of the system to obtain an understanding of the control environment and the flow of transactions thought the accounting system. Because the Company is so small that is its not feasible to have an adequate internal control system, our study and evaluation of the internal accounting control did not extend beyond this preliminary review phase. Accordingly, we do not express an opinion on the system of internal accounting control taken as a whole. Also, our examination, made in accordance with the standards mentioned above, would not necessarily disclose material weaknesses in the system of internal accounting control. However, during our examination, we did not become aware of any conditions that we believe to be a material weakness.

This report is intended for the use of the proprietor and the U.S. Securities and Exchange Commission and should not be used for any other purpose.

Peter D. Finch,
An Accountancy Corporation

February 25, 2003